Filed by Pathfinder Acquisition Corporation

(Commission File No. 001-40074)

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Pathfinder Acquisition Corporation

Form S-4 File No.: 333-258769

ICR Interview with Neil Barua, CEO of ServiceMax, Simon Edwards, CFO and Lindsay Sharma,
Chief Investment Officer and Director of Pathfinder Acquisition Corporation

Brian Murphy (00:08):

Good morning, everybody. Hopefully everyone [inaudible 00:00:09] can hear me. My name is Brian Murphy. I work in ICRs technology advisory group. And first let me say thank you for joining. We're excited to share some detail on the ServiceMax story. With us today our Neil Barua, ServiceMax's CEO, Simon Edwards, CFO, Lindsay Sharma with Pathfinder Acquisition, and D.A. Davidson research analysts Robert Simmons, who initiated coverage on ServiceMax last week, and will host a Q&A session. Before we dig in, we have a brief video that we would like to share. And I'll come back to you after that.

Neil Barua (00:54):

Every day service happens around us, powering the very things that make our lives both meaningful and purposeful. What makes all that happen are people. Some at dizzying Heights, some at your office, and many of others behind the scenes. Some of the world's biggest companies that provide critical services in times of prosperity, or crisis, rely on ServiceMax, because we are the platform that many of their service teams depend on. We created a system that is all about service this from home repair to massive power station maintenance. Every second, a ServiceMax transaction occurs around the globe. It's our software that powers the service interactions that make life, as we know it happen. We don't take our responsibilities lightly because we know some of those services are critical and your successes are our successes. Our goal isn't just to be a foundational part of any service organization, but to also innovate, and evolve, in order to provide the best possible outcome for our customers, and the people they serve. I'm Neil Barua, the CEO of ServiceMax. We are the company that helps keep the world running and we love what we do.

Brian Murphy (02:34):

Okay, great. So the format today will be a Q&A session hosted by Robert, as I mentioned earlier, and audience members will be able to submit some questions through the Q&A widget, which we will feel time permitting. But before I hand it over to Robert, as mentioned, we're fortunate to have Lindsay Sharma from Pathfinder with us. Lindsay, thanks for joining. Perhaps you can share with us a brief transaction overview, but I suppose more importantly, you what attracted Pathfinder to ServiceMax?

Lindsay Sharma (03:03):

Thanks, Brian. It's great to be here. Before jumping in, I thought maybe it'd be helpful to provide a quick overview on Pathfinder, just for a little context, to help us better understand why we're so attracted to ServiceMax. Pathfinder's the all only institutional grade SPAC that's co-sponsored by a VC firm and a PE firm in industry ventures in HGGC. We saw an opportunity to collectively leverage our tech expertise and experience in scaling companies to identify an attractive, growing, and scaled company in this back process. And with that in mind, ServiceMax stood up to us for several key reasons. Unlike so many of the companies that we see going through the De-SPAC process today, ServiceMax is actually an established company. It has a great management team. It's a market leader. It provides a mission critical SaaS model, and has attractive economics at scale. To put this into contact specifically, it has an LTV [inaudible 00:04:02] of six and a half times net retention of 118% and subscription gross margins now, north of 75%.

Lindsay Sharma (04:11):

In addition to that, we are attracted to the fact that it's going after a large and growing market with accelerating adoption. As I'm sure Neil and Simon touch on later on, we estimate the field service management market to be a $9 billion opportunity. Two thirds of that today is Greenfield with the vended spend growing 10 to 15% annually, Brian, as we've all experienced over the past two years, COVID continues to drive digital acceleration across many different aspects of our lives. However, that need to automate and the urgency to push digital transformation became overwhelmingly clear to the companies and the end markets that ServiceMax serves. ServiceMax is a leader in its market, and we think it's really well positioned to capture this growth. In addition to that, we see it as a really interesting growth acceleration story. I touched on already, the increasing adoption acceleration we're seeing in the market, but specifically on the company side, this acceleration is coming from two and a half years of go to market improvements that Neil and his team have led since Silver Lake had carved out the company from GE.

Lindsay Sharma (05:17):

And that improvement is now just starting to show up in the numbers. And last but not least, we see significant acceleration from the partnership that they struck with Salesforce. Last year ServiceMax formalized a partnership with Salesforce, providing a combined, go to market strategy and product in Asset 360. We view this as an absolute game changer in the market. Viewing two magic quadrant leaders, really joining forces to provide the best of ServiceMax, and Salesforce to customers, and view it as a significant growth accelerant for years to come. On the transaction side, this is particularly unique because it's a partnership across a number of leading different tech investors. I already highlighted industry ventures in HGGC, but Silver Lake and Salesforce ventures, both existing ServiceMax investors remain committed to the company.

Lindsay Sharma (06:11):

In fact, no existing shareholders are selling in this transaction. From a valuation perspective, we also view this as set up to trade very well and see further value expansion over time being driven by the core business by the asset 360 partnership I touched on earlier with Salesforce, as well as the accretive LiquidFrameworks add on that the company just closed. So, all in all, we view this as what we consider a publicly traded partnership investment, or really an interesting opportunity for shareholders to invest alongside leading tech investors in a company that we're all bullish about over the long term.

Brian Murphy (06:51):

That's great. Thanks so much, Lindsay. So, without further ado, let's dig in. It's my pleasure to hand it over to Robert Simmons of D.A. Davidson. Robert, please go ahead.

Robert Simmons (07:01):

Thanks, Brian. Yeah, so I'm very happy to be monitoring this session to help investors get to know ServiceMax better ahead of the coming De-SPAC. So, Neil, and Simon, let's start with the big picture of you. Let the audience know what field service management is, and what are some of the highlights of the ServiceMax product suite.

Neil Barua (07:17):

Sure. Robert, and thanks for everyone. Join. This is truly one of the most inspiring and remarkable times to talk about field service management and what ServiceMax does as a leader for those folks that really depend on us to help keep the world running as we call it. So, I'm really excited to talk about all the things going on at ServiceMax and appreciate the time you guys are taken to listen to our story. Backing up the second, at the, I like to say at the simplest and most powerful level ServiceMax's software enables over 30 million work orders a year, which almost equates at every one second. A work order is being generated using ServiceMax's software to direct service organizations worldwide to maintain, install, and repair complex assets around the world. So, if you bear with me, and you see our customer list, but to make this visual for you from water treatment systems, MRI machines, surgical robotic arms, heavy and complex rental equipment out there, DNA genome sequencers, forklifts, commercial [inaudible 00:08:17] extracts units.

Neil Barua (08:18):

I can keep going. We like to say we help our just keep the world running, as you saw in the video. As an aside, I just got back from Texas. We just closed our acquisition of liquid framework. So I was able to greet the new employees to the ServiceMax team. And after a wonderful time with them, I had the opportunity to actually get to the airport at Houston, George Bush Airport, and the end of the day, go through a Smiths Detection scanner, a massive piece of equipment who's a great customer of ours. We've just deployed our solution over the last couple years to Smiths Detection. It's just a reminder of what we do here at ServiceMax. One other example that really hits home for me personally, is someone on our organization went through very major surgery about a month ago, and he texts me right before he was about to go down. And he literally says everything in this hospital operating room are our customers. Are the equipment is working because the ServiceMax's enablement of those technicians to really keep the equipment working by which the surgery could hopefully be successful.

Neil Barua (09:25):

And that was last text he gave me, it was a successful surgery, but it's a reminder of what we actually do, and the importance of what our software does for those organizations. To clarify, I'd like to also mention, Robert, that when I say complex assets, just make this easy for everyone on this call, these are the ones, the assets, like I described some of the examples. For the most part, they're the ones that, or I can't really lift on our own or can't buy on our credit cards. And as we send, and you saw in this video and something that just gets us pumped up every morning we wake up, the mission critical nature of what we do is inspiring. If those stories don't really get you going to do your best every day, I don't know what would. And supporting those frontline employees with real usable technology, not just PowerPoint slides about all the things technology companies can do, but real value to those end users fixing those pieces of equipment is a big deal for us.

Neil Barua (10:16):

And as Lindsay mentioned, given the macro and secular tailwinds, right, that we're seeing, and we'll talk about, hopefully Robert, the organizational foundation we have built since Silver Lake took the business over from GE, we're focused on maximizing the acceleration. You've already seen some of it in our latest earnings release, and maximizing that for years to come. One last point, just to make this clear, because I really want you guys to understand what we really do at the most simplistic level, because I think it'll fire you all up and excite you about the future of ServiceMax. Stepping back our world that we operate in where our software, our SaaS platform kind of really operates within the ecosystem is within call center dispatchers at product based companies, that we've noted in several kind of examples of our core customers. The call center dispatchers at a product based company, field technician engineers, the actual complex asset that I mentioned, and then the end customer. The person sitting at the clinic, that has to manage the MRI machine, as an example.

Neil Barua (11:20):

Our software manages the full life cycle in connecting all of these critical components in the act of service to make sure those pieces of equipment are working and operating efficiently. If you think about it, without ServiceMax, it'd be impossible to quickly check for warranty coverage, or the asset maintenance history of those assets. Technician wouldn't also know if the parts needed are in stock before they get in the truck to go fix that MRI machine ahead of time or even remotely. And so, ultimately, without having the history of the asset, and details of the work needs to be done, technician may not have the necessary knowledge, or cannot use remote assistance to actually get the job done. Our technology enables that Robert. And at the end of it, the net of it is, so what of why customers are really creating great momentum for our company and why we're leaders in the space. Right now, given all the sector, their tailwinds that we mentioned, ServiceMax decreases repair time, minimizes those multiple times technicians actually go out to that end site to fix an asset.

Neil Barua (12:22):

Because now they have the asset detail and the intelligence ultimately for the customers that we serve. It increases their service revenue, and decreases their cost of service in a very simplistic way, but very large manner in terms of the ROI that our software provides. And very importantly, in this competitive marketplace, many of our customers now really care about end user satisfaction. And so when you have a better service experience, you ultimately will buy more, and be more loyal to that customer that is ultimately the ones that we're partnering with. So, hopefully Robert that wasn't too long winded, but I just want to make sure it's clear around what we do at ServiceMax. And again, thanks for having us.

Robert Simmons (13:00):

Oh, that was great. Definitely, I think very helpful. Can you talk to also how you look at the field service management market, like what are the trends you're seeing that are the most impactful, and why do you think your are offering is better and sustainably differentiated the competition?

Neil Barua (13:15):

Yeah, I mean, first of all, let me take the tail end of your question first, we're the clear leaders in this space, this is live, breathe, and eat field service management. So, over the course of the next 50 minutes or so this is all we do on that ecosystem that I provide the call center dispatchers, the field technicians engineers, the complex asset, and then the end users, we're a hundred percent focused on delivering great service and software to those personas. And I had a great customer, one of our customers, a prospect that were trying to actually close in this quarter. He sent me an email on Friday night and said, "We need you to talk to the CEO of our company." We were on within an hour, myself and the CRO with the executive team of this customer, and one of the first things after five minutes of talking to the CEO about the potential...

PART 1 OF 4 ENDS [00:14:04]

Neil Barua (14:00):

The first thing's, after five minutes of talking to the CEO about the potential deal that we've got on the table is, you mentioned all the other competitors that I've actually reached out to. They made me go through a chief of staff, an assistant, three layers of sales teams, to actually get a call that's happening three weeks from now, because they're busy doing all these great things that the bigger companies' CEOs do. And so one point here, not to belabor it, is when you live, breathe, and eat it, you're really focused on the customer. You're making sure you're getting on that call 24/ 7, because they actually are the ones that are allowing us to succeed in the manner that you guys are seeing in our results. I'll come back to the technology leadership in a bit, but that makes a visible importance, particularly as the bigger getting bigger in technology, as you guys know.

Neil Barua (14:43):

When you look at the broader ecosystem though, Robert, service specs truly strategically sits at the intersection of IT, CRM, OT, and ERP, all while providing the visibility over those assets that I mentioned that other systems can't provide. Please do your diligence on this. There's no other system that could provide this visibility over those complex asset. We have become the system of record, and really, really importantly here, as we talk about the data mode that we've been creating, a system of action for service organization.

Neil Barua (15:15):

Why is that important? We're in the middle of complex processes that are mission critical, high-value use cases, driving data and analytics at scale. There's no one that does this in this manner. Going through that whole talk path, and the where we sit in the ecosystem, that data exchange across call center dispatchers, asset, field technicians, engineers, and the end users. That element of data captures is unheralded, and is only done in this manner at ServiceMax, in our view.

Neil Barua (15:47):

There are also three secular tailwinds that... And trends, which are accelerating as we mentioned, post pandemic. Everyone's looking for modern outsource solutions. We built this company, fortunately, the founders of this company, which we take could take all the credit for this, not me here, and the team that's built it, an expectation that the solutions of this digital transformation that's accelerating, Robert, needs to be cloud-native and mobile-first. You don't got those two, you could put all the hokey stuff on your PowerPoint that makes it seem as if you're cloud or mobile-first. But when you're doing a real rigorous RFP process, customers see it and they choose a cloud-native, mobile-first solution.

Neil Barua (16:29):

And then there's a big ground sell that Simon I will talk to you guys about, is IoT and its role in preventative maintenance. When you think about IoT for a moment, during the hype cycle of IoT, it's really strive back in the day to be the system of record of real-time, telemetry of assets, if you think about that. All that data capture of IoT, no one knew what to do with it, truly. And we'll talk about specific customer examples here, Robert. Field service is the killer use case of IoT. We make IoT data actionable, and we'll talk about what that looks like.

Neil Barua (17:02):

Lastly, in terms of your question around competition, I'd like to say it says a lot that we've been ranked six consecutive years as a leader in the Gartner Magic Quadrant. More importantly is the customer feedback we're getting to, which we'll talk about, Robert, and the leadership that we show to our customers. But we're the only pure place solution out there in this great industry that we're talking about for this last hour, for this hour.

Neil Barua (17:27):

And it's just not... And it's made for best-of-breed cloud first... Cloud-native, mobile-first for service organizations that were our customers, and not just an after thought to, "Hey, by the way, we have a field service thing after you buy an ERP system, or after you buy a big other thing that some of our competitors do." This is what we do. And this is why we create leadership on innovation, service, and support around it. And I think customers are showing that with the acceleration we're seeing in the growth of the business, Robert.

Robert Simmons (18:00):

Great. So now let's get into your partnership with Salesforce. How did that come about, and how does the combined offering fit together in terms of who contributes what to it?

Neil Barua (18:11):

Yeah, sure, Robert. I've said this a few times, but just as a reminder, those folks who have been following us, or new to us quite frankly, we've always been 10 plus years ago when the company was formed, to Lindsay's point, a very long track record of being a sustainable business. We, since day one, because of this nature of the founder saying we want to be cloud-native, we've always been natively built on the Salesforce platform, since day one of this company.

Neil Barua (18:38):

This conscious design decision, as I mentioned, and that allows us to tap into Salesforce's scalable infrastructure, which is extremely valuable to us, while allowing us as a company to focus on innovation and product differentiation to those personas that I mentioned within our ecosystem. What's actually been really exciting, as Lindsay mentioned, over the past couple years is now a real sustained energized partnership between our two companies.

Neil Barua (19:03):

As you know, Salesforce developed their own field service offering, which is great for the marketplace to get the awareness of field service given their marketing strength that they've got, that we're all very acclimated towards. And largely, they got into field service predominantly through their acquisition of an on-prem scheduling company called Click as their foundation.

Neil Barua (19:23):

But what ServiceMax delivers, truly, to clients is complex, and Salesforce really knows this, and knew about this in order for us to build this sustained and energized partnership, which is why they recognize that their customers, and those that they're acquiring new, are better served by licensing our ServiceMax's asset center capabilities developed and worked by ServiceMax. To be blunt, truly blunt here, Salesforce was bullish enough on ServiceMax's capabilities, and the experience that we brought to bear, and prospects, and they also spoke with their own checkbook, as you probably saw in our press release with Salesforce ventures investment, putting a significant amount of dollars into the company about a year and a half ago, almost two years now, and resource alignment in the creation of a new product called Asset 360, that we launched GA, November of last year.

Neil Barua (20:18):

We've already got great customer wins that highlight our tight go-to-market alignment. And quite frankly, myself, the go-to-market team, the executive team here, we have constant dialogue. Very different than any ISV partner out there if you talk to the Salesforce folks. We're strategic where we're talking through pipeline opportunities. We're talking about deal progression, and Q4 is an exciting time for Salesforce, as you guys know, which is the majority of when they close their bookings. And we're excited about that interaction and the strategic nature of what we provide, as well as the wins that we've shown in seven figure amounts already with Asset 360 and major pull through for Salesforce. So we're very excited about the partnership, and there's a lot of things that we're doing together to make sure we get our solution in the hands of all those personas that I mentioned earlier on the call, Robert.

Robert Simmons (21:09):

Okay, great. And then, kind of a few interrelated questions further into the partnership. How does revenue work between the companies on the common offering? Who owns the relationship? How does pricing compare for your core offering versus Asset 360, and then any concerns about cannibalization?

Simon Edwards (21:25):

Yeah, I can speak to that, Robert. So just to take a step back for a second and think about the transformation that we've undergone as a company, a big component of that is standing up a best-in-class customer success organization. So our mandate of customer obsession really spans everything we do, from supporting implementations, through to helping customers calculate ROIs and plan expansions. And I think you're seeing that start to show up in the numbers with retention consistently in the high to mid teens this year, up from single digits when Silverlake originally acquired the business.

Simon Edwards (21:55):

And so now coming back to the first part of your question, we're really focused on bringing the same level of attention and customer intimacy across our entire portfolio of customers, including those using Asset 360. So specifically, our teams engage directly with the customers. We contract Asset 360 on our own paper, and in some cases we also do the implementations. And when we don't do the install, we've certified the partners that do. So all of this really allows us to apply a common methodology to the way that we think about renewing and upselling customers. And it's really important for us as we start to think about bringing more innovation into the market through products like Asset 360, and continuing to own the distribution.

Simon Edwards (22:34):

In terms of the second part of your question, really around pricing, just to maybe clarify for everyone here. We have two offerings. We've got our core offering, and an Asset 360. Our core offering is a complete solution. It encompasses everything from dispatching capabilities for the back office, the mobile interface that Neil talked about for technicians and other personas, and then really the guts of the product in terms of managing work orders and all the asset intelligence that Neil talked about.

Simon Edwards (23:01):

Now, when you think about Asset 360, we're going to be an add-on license, which brings specifically that asset centric capability on top of a set of Salesforce field service licenses, that the customer also needs to buy directly from Salesforce. So you can see that the TCO is likely going to be a little bit higher, but the bet we're making is that we can really get distribution leverage as we think about a captive installed base of asset best customers, and Salesforce is a great partner. So the way you mentioned cannibalization, the way we think about it isn't about cannibalization. We continue to have a best-of-breed standalone solution, but then when existing Salesforce customers want to also benefit from our asset capability, we have this great new growth vector via Asset 360.

Robert Simmons (23:43):

Got it. That makes sense. And then can you talk to... Are there any other partnerships there in the works that you can give us any color on, or any kind of hint that are on?

Simon Edwards (23:52):

Yeah. So the first thing I'd say is, even though we've talked a lot about Salesforce, we already think of ourselves as having a great ecosystem of partners. Just as an example of that, I point to the systems integrators that we work with. Here, we built this extensive global network of certified partner consultants, and they're supported by both our professional services and our partner success teams. And so this allows us to really marry both this differentiated technology expertise with our deep service domain knowledge for really every customer engagement. And then if you look at the partner list, you're going to see some of the top consulting firms worldwide partnering with us, as well as a lot of global and regional players. And so we're already focused on continuing to enable them, such that they can not only perform implementations, but also really be a champion for us in board rooms.

Simon Edwards (24:39):

I think the other thing that we've talked about, Robert, that we're really excited about, is our renewed relationship with PTC. Obviously PTC's a longtime leader and everything from CAD to PLM, and also at the forefront of IoT transformation. So PTC were actually an investor in ServiceMax before GE's acquisition, and we've gotten reacquainted over the past year or so. And I think we are really in lockstep as it relates to the intersection of field service and IoT that Neil talked about. So I think it's a testament to this shared vision that they once again investing in ServiceMax through this process. And we haven't announced anything by way of a new partnership, but we're really excited about their thought leadership in this space, and we'll see where the conversations continue to go.

Robert Simmons (25:24):

Got it, got it. All right. And then, so you've built up a pretty interesting data asset. What does the timeline look like? Kind of build that out even further in to start driving significant results from the data analytics.

Neil Barua (25:38):

Sure, Robert. I'll take that. This is, truly, an exciting area for us. And as we enter the public markets, we're thinking through the evolution of the company. What we could do to provide great value to our customers. Firstly though, backing up, I'd like to say that field service organizations are really still in the early stages of their digital transformation. While we've made remarkable progress, there's still so many customers that need that core functionality using service specs that we talked about for the last 30 minutes. What we're hearing from customers, again, to reiterate, they need, in order to facilitate that native cloud and mobile technology to navigate an increasingly complex, and growing number of connected assets in the field. So as we all know, thinking about AIML, what to do with data, you need clean data to do that. And so foundational right now is implement ServiceMax, get all the asset data that you need in one system using ServiceMax, aggregate that data, and then the application of all the wonderful things that are starting to occur in technology around really providing value around that data can happen.

Neil Barua (26:45):

But I'll get to this in a second, around why ServiceMax really sits at the intersection of this, and facilitates, and is the key ability to facilitate what the future lies, in terms of that data monetization, as well as the analysis around it. And the moat you're talking about, that you mentioned, is ultimately the data flywheel, where collection and analysis of data allows customers to extract insights around usage trends and best practice run their business more effectively. This, in turn, allows them, as we all know, to build more appropriate algorithms for their service operations.

Neil Barua (27:19):

Then once that's occurring, as you know, connecting the data insights to the operations allows for better asset outcomes, and creates opportunities to develop products, to cater to individual and identify needs, generating that loop-back the product development organizations need to be efficient and effective in front of their customers. By the way, some of our customers, Robert, are obviously further on this journey. I love to talk, which I could talk about for hours now, about Schneider Electric, which are great customer of ours. They're already pushing the envelope on this, using a lot of the capabilities that ServiceMax brings to bear. Of someone who's already deployed at-scale, serving millions of connected assets, and now figuring out what that data really means-

PART 2 OF 4 ENDS [00:28:04]

Neil Barua (28:00):

... serving millions of connected assets, and now figuring out what that data really needs to run their business more effectively. But here's, I think, the most important point; for any of our customers and those that we're acquiring as new, the data is already being aggregated. Aggregation of that using ServiceMax is critical, and that's happening with new logos, it's already happening with their existing basic customers. The fact that the asset record is housed in the ServiceMax solution, and really importantly, I think I mentioned ... hopefully I didn't pass the viewers by here, the system of action .... because if you think about it, that asset record is being updated in a real-time basis on all those 30 million work orders that are being done.

Neil Barua (28:46):

Every second a work order is being generated, that's giving more data around what's happening in that asset. That's happening on our solution. And then you integrate the sensor data that I mentioned when we API into IOT layers, all that means is our customers are getting the right, clean data to actually think about how they evolve their business model, whether it's extending warranty contracts, outcomes as a service is a trend we're seeing. They could tap into the existing ServiceMax data to really deliver on that transformation, which is really exciting. And I think that's something over the next few years you're going to see ServiceMax really leading a charge on this front.

Robert Simmons (29:26):

Got it. Great. So your net expansion rate, up [inaudible 00:29:31] this most recent quarter, how much of that number is from the growth in techs? How much is it from cross sell versus upsell? And then how high do you think you can get your revenue per client from the current portfolio? And how high do you think it's actually going to go over the next couple years, just given your current offerings?

Simon Edwards (29:48):

Yeah, great question. So just as context for everyone, as we think about the opportunity within our install base, I think we're really focused on three key levers. So first, it's capturing additional technician licenses. Second, it's growing the set of personas that we serve. And then finally, it's these kind of new, innovative solutions that we can use to cross sell. So while we haven't broken out our net retention numbers between those vectors, rather, I think part of your question we really want to address is we believe we have the opportunity to more than double our current revenue run rate from our existing customers with our existing product portfolio. So that's a huge set of opportunities that we're focused on tackling right now. The biggest component of that opportunity, Robert, is going to be additional technicians. So I think this makes sense when you think about how we land new customers. So typically we're starting in one business unit or geography, we're building those templates around the business logic, and then ultimately the goal is to scale across the customer and become the enterprise system of choice.

Simon Edwards (30:50):

And I think you hit it in part of your question, we're really focused on product innovation as well, particularly over the past couple of years. Really we're focused on how can we grow our share of wallet and capture those cross sale opportunities. So I don't think we're going to guide to [inaudible 00:31:03] right now, but I think we're proud of the performance year to date in the mid to high teens consistently over the first two quarters, and customer expansion's going to continue to be an area of focus for us. The last thing I'd leave you with on this one, Robert, is scale. We've more than doubled the number of customers with ARR greater than a million dollars over the past two and a half years. And I think that demonstrated track record really allows new customers to trust us as they think about embarking on their digital transformation journey, as well as sets the bar for our existing customers in terms of what we're able to deliver.

Robert Simmons (31:37):

And let's get into M&A a little bit. What was the motivation for the LiquidFrameworks acquisition? What does it bring to the table that you didn't have and are better off buying rather than organically developing? And then kind of just talk about your M&A philosophy more generally.

Simon Edwards (31:51):

Yeah, so we're really excited about this one. We actually closed the transaction three days ago and we're already in the thick of integration planning. So when we think about LiquidFrameworks, they're a leading provider field service capabilities, really specifically oilfield, industrial, and environmental service sectors, energy more broadly. Just as context to part of your question, we already have a strong track record as ServiceMax in energy and in oil and gas. So we've delivered solutions at scale for customers Baker Hughes and [inaudible 00:32:20]. So as we think about strategic rationale, firstly, we actually think this sector is exciting and attractive. You get some of those macro themes that Neil talked about that influence the need for field service transformation, but really from a sector specific lens, you have this strong desire to extend equipment life cycles as a function of reduced CapEx budget, as well as some of those themes, such as well life cycle management, starting to gain prominence, all of which our solution can enable.

Simon Edwards (32:46):

And then from a software capability perspective, we've seen strong crossover synergies between some of those legacy industries, like oil and gas, and then renewables, as an example. So we think our software's going to continue to be relevant here. In terms of continuing with the theme on rational, specifically the LiquidFrameworks itself, a lot of strategic merits. So it's cloud native, the team has tremendous depth in their sector, and this combined portfolio starts to create the ability for us to cross-sell some of the SKUs that we have and some of the SKUs that they have across the portfolio. And then look, we've got strong conviction that through the same operational playbook that we've used for ServiceMax, we can also unlock a similar growth potential in their business. Ultimately, we're bullish on this really being an accelerant of our existing business model, Robert, as opposed to filling a missing gap that we have today.

Simon Edwards (33:36):

And then just maybe coming back to the second part of your question on M&A more broadly, the short answer is we'll continue to be opportunist and thoughtful as it pertains to M&A, but the longer answer really is more a discussion around our growth factors. Where does it make sense to buy versus build? I think when we do consider M&A, we're primarily focused on vertical or tab expansion, which really ties to our early discussion on growth vectors. We're also clearly looking at valuation on a post synergy basis, because that's how we think about the true cost to ServiceMax.

Simon Edwards (34:07):

Within the framework of build versus buy, though, I think it's important to point out that I think we've established a good track record on both fronts. LiquidFrameworks is a buy, but on the build side, I would point to recent releases, such as our Engage product, which we [inaudible 00:34:22] earlier this year, which is already seeing great traction with customers. So I think we'll continue to be balanced, we'll evaluate build versus buy on a thoughtful basis. And I think if another opportunity like LiquidFrameworks pops up, that'd be great, but it's not something we see as core, as needed to be successful on our organic business plan.

Robert Simmons (34:40):

Got it. That makes sense. And then you kind of hinted at this, but where is your new product focus? What kind of new addons could you develop? Are there new ones kind of coming soon? And would you consider extending kind of further backwards into the call center or customer support market, or is that kind of too far out of field for you?

Neil Barua (34:58):

Yeah. Great question, Robert. I think this is ... the answer to this, I think we're going to have to find an appropriate time to do it. It's a multi-hour kind of discussion and I don't think we'll get into the specifics now, but what I want to really draw attention to the fact is that we were the creators of this space since the beginning. ServiceMax created the field service technology space, and that comes through a track record over those multiple years to right now, the continued releases that we put out there by delivering innovation to our customers that's real, real value to them. And when you guys talk about ServiceMax and go talk to customers about ServiceMax, you'll hear, "This product is rock solid and it delivers what we're looking for, and gives us a prospect of a roadmap that really hits what we need, versus a pretty PowerPoint presentation with celebrities talking about it.

Neil Barua (35:52):

We actually do something that actually hits the mark, what our customers want. And in terms of that point and what Simon mentioned around our existing customer base and their continued buying more of ServiceMax's capabilities, what that allows us to do is this flywheel of really engaging with those leaders at those customers, being a partner, and developing in concert with them when an opportunity to scale it, that we're seeing themes across the feedback loop that then allows us to build really usable technology to those folks. And that's how we look at it. And our network, it's a snowball effect when you're getting this great NPS acceleration of existing customers buying more.

Neil Barua (36:40):

Now new logos in concert with our partner ecosystem happening, that impact, and then the going back to this is live, breathe, and eat, every conversation's about how do we build what are you guys looking at? What are your pain points within this space? Nothing else. That then drives the product innovation that we're looking at really closely now as we enter the public markets, what does that look like for the next 3, 5, 10 years? And we're excited to share that over time with you guys, and it'll be done in concert with customer need and pain points. And that I think is a real important piece, versus is being the ice cream flavor of the day, where we just throw something on the board and tell people that you get the chocolate chip. We're building in concert with our customers, which is great. So more to come on that, Robert.

Robert Simmons (37:29):

Got it. Great. Okay. And then you've spoken to making big changes to the company post [inaudible 00:37:35] GE. Can you give us some specific examples of things you've changed that you think are making a difference? You can touch on processes, culture, and whatever else you think is important. And then also maybe talk about kind of what you see as the ongoing changes and things that are still left to do.

Neil Barua (37:49):

Sure. What's funny is I'm sure everyone on this call is thinking time is moving very quickly, and we're going to be almost three years come this February, March when the deal happened when Silverlake was able to get the business out of GE. And if you think about it, two years of those three years, we've been in a pandemic, which is awesome. The scale of the change during this time is something that just really we're proud about and creates a great, trusting, loyal organization, given what we've gone through as a company. But to that end, looking at ServiceMax's evolution, we've continued to be focused on the focus in this space, innovation around it, and continue to be the leaders for these field service organizations.

Neil Barua (38:33):

And as background, when Silverlake came in, in that February of 2018, brought myself in as the CEO, but then we built a whole new leadership team over the course of ... from February, I think the chief revenue officer came in about August, so about six months later, he came into the business, and then we really ... Simon was here since day one with me. And we've really been reconstituting the leadership team, which has been important. And we base that leadership team and the culture around two tenants: winning together as an organization, winning with our customers, and being customer obsessed. And it seems a little hokey, but that really drives a lot of the cultural mindset, the change management that we've instituted over the last number of years here. To be clear, go to market, outside of taking the cobwebs out of all the functions coming out of a big GE entity, lot of great learnings there, but we had to shake ourselves up and be the SaaS company, the fast growing company that we're now showing in our latest quarterly results.

Neil Barua (39:36):

One of the most important areas that we focused on was go to market. And as I mentioned, we brought in our chief revenue officer, an individual I've worked with for many times over my career and his. He came on board August of 2018, so almost he's been here two plus years now, and his entire focus was to change the mindset and skillset of the sales team from a big company environment to a nimble high performance team. And extremely, during an 18 month time period, was when he executed, with all our support across the leadership team, significant change management, whereby now we feel like we've got a really solid foundation of a team and processes for the continuing acceleration and growth of the company. Add COVID, by the way, as I mentioned in between all this. I think he started, and then six months later we told everyone to shut it down and go back to work from home. And for the majority of that time, that's been the case.

Neil Barua (40:33):

And now we're back in the field and really interacting with several people that we brought in new that we just saw on a Zoom call. I met a couple of new colleagues and they were veterans, so to speak. And it's amazing when we look back, and we're really proud of that. And it creates this resiliency, by the way, that says we could do anything when we could do all that within a very select time period, which has been awesome for the team to see and build the confidence around. As I mentioned, a lot of change management, very concentrated, handpicked ability of people that we brought in to deliver on results and create a very intimate customer experience.

Neil Barua (41:10):

We really brought the change management element. And then there's great people within the company that we elevated or made more prominent or energized or created a linkage to with the cultural mindset that I mentioned, that really now gives us a great confidence in our ability to execute. As just a couple side notes, Robert here, we brought in a number of folks. Nick Butram was a key hire for us. He came in actually February of last year. So he'll be two years come February. He came from Service Now, where he scaled that business. Part of where he ran the sales organization, he scaled it from 250 million to four billion dollar before are his arrival to ServiceMax. So someone that knows how to work at a fast pace, knows the ecosystem well. He came in and he's brought in -

PART 3 OF 4 ENDS [00:42:04]

Neil Barua (42:00):

... the ecosystem while he came in and he's brought in and attracted some of what we believe are the best and hungriest players that don't want to be in those big companies. Right? That takes five weeks to get in front of the CEO. They want to move quickly and they want the flavor of service now back in the day and really accelerate. And they see that ServiceMax has very similar capabilities and potential as they thought about back in their service nowadays. So, we really feel good about that. He's rounded the leadership team out in Europe, just this past July, where we're really pushing on, acceleration. We got to get this new logo engine going, and we've been starting to show early on this year and in our results that we showed at Q2, but we're really pushing on this now that the Asset 360 as well as our core offering is really being leveraged across the ecosystem.

Neil Barua (42:55):

And really importantly, I don't want to leave this point, because it's a material point of your questions around, Simon, around what we've done with our existing customer base. We didn't wake up and just do that. During that two year timeframe that Mike Jerich took over, that two years outside the new logo acquisition engine that I just spoke about with Nick [Bunchun 00:43:16] butcher leading that, in a line with Priscilla Garcia who lives in London and has been a veteran at ServiceMax in multiple roles, we've elevated her and really drove a team around the account management view that really manages and upsells our existing base to have a world class experience and driving a strong NPS. So we had our highest NPS score since we started the company last year. And then you could see that a happy customer with a great product that we have ultimately allows us to upsell and cross sell that you're seeing in the results now.

Neil Barua (43:51):

And that happens with the organization that was built in the processes, the mentality, cultural mindset that was put in place. I'm really proud of that team with what they've done in penetrating our customer's [wall chair inaudible 00:44:05] while maintaining strong results in our net dollar retention and renewal numbers. Significant change, but a core reason why we get excited about this. When our existing base is doing what you're seeing in our results and you're seeing a new logo engine aided by our partner ecosystem, predominantly Salesforce and others, when you start seeing that with the secular tailwinds, we talked about, it just gets us fired up in the morning around the potential of this company.

Neil Barua (44:32):

It's already showing up in some of the results. Like Simon likes to say, "we're just getting started now." So right now, just to be clear and summarize Robert, the team's in place predominantly. Foundation's been laid, proof points have already shown. So this is not in most parts, a "show me," story. Existing base is really starting to hum here, new logo engines showing really good signs of momentum. We're going to put some points on the scoreboard and we're focused on execution and that's really, really important to us. And I couldn't be more excited as you could probably tell my energy level this morning. It's a really great time to be at ServiceMax,

Robert Simmons (45:11):

For sure. That sounds great. So my final question is; you've targeted getting to 25% free cash flow margins over the long term. How long is the long term and what gives you confidence in achieving that level?

Neil Barua (45:29):

... Simon, you want to take that one?

Simon Edwards (45:31):

Yeah. Sorry. I think it's cutting out. Hopefully you can hear me okay.

Simon Edwards (45:34):

So look, as we think about profitability, it's a great question. I would point to the fact that we've already seen significant operating margin improvements over the past two and a half years, really coming as a function of this revenue growth acceleration, gross margin expansion, and then the leverage we're experiencing in terms of our operating expenses. So just as an example of that, our operating margin for the second quarter of this year, saw a seven point improvement year-over-year. And ultimately we expect those same drivers to carry forward as we think about the next few years. And so maybe just to anchor on those three levers quickly, we're really pleased with our results and maybe I can get into a little bit more detail for you here, Robert. In terms of revenue, total revenues for the second quarter of fiscal 22 was 32.2 million, which is an increase of 17% year-over-year. Subscription revenues were 27.5 million, an increase of 22% year-over-year.

Simon Edwards (46:24):

So that's going to be an eight point acceleration versus the same period of last year and a five point acceleration sequentially. And so that really aligns with our focus on driving growth in our recurring revenue line with subscription as a percentage of total revenue growing from 79% in FY 20 to 85% today. And secondly, a big focus for us over the past two years has been to improve our customer lifetime [value 00:46:48] through an expansion in gross margins. In Q2 subscription, gross margins were at 78%, which is a nine point improvement relative to two years ago. So now when you start to look at that shift in mix towards subscription, the acceleration subscription revenue growth and that margin expansion, it drove a 34% increase in gross profit in Q2. So now as we think about operating expenses, since coming out from GE, we intentionally overfunded R and D and sales and marketing, at least relative to other companies about our scale.

Simon Edwards (47:20):

And that was intentional. In terms of R and D, the focus for us was really on investing in product differentiation and that regular release cadence, that as enabled some of the innovation we've talked about and also allowed us to continue to demonstrate that leadership to our customers and the market more broadly. So we're planning on continuing to invest across our platform at similar dollar levels to continue to drive differentiation and feature build that across the portfolio. And we expect continued leverage here.

Simon Edwards (47:49):

In terms of sales and marketing, Neil discussed at length, we've significantly resoled our go to market motion. We've invested heavily in ensuring that we bought in the right team and armed them with the right capabilities. And so now, as we fast forward to today, we think we've reached a level of scale by which we can grow efficiently and continue to achieve the leverage we've seen materialized this year.

Simon Edwards (48:10):

So our focus is on continuing to rotate our new investments towards quarter bearing capacity, both US as well as internationally. And then also optimizing our marketing spend in line with fewer in person events. We're continuing to invest in our partner network, inclusive of our relationship with Salesforce. And we see that as an efficient mechanism of driving this lead gen in the long run.

Simon Edwards (48:32):

And then the last point I call out on operating expenses, GNA, we've vested heavily in this area over the past year. And I think you see that in terms of some of the key leadership hires we've recently made as an example. And so we're going to continue to invest in the infrastructure we need as a public company. I think though what's important here is that we think about a significant chunk of the investment ramp will be behind us as we exit this year.

Simon Edwards (48:55):

And so additional run rate cost increases will likely be offset by the non-recurring one time expenses we incurred this year, really as part of that heavy public company readiness list. And I think, last point I make here, Robert, obviously, as we deliver, if not exceed on our top line plan, we really will continue to look for opportunities to further invest in growth, whether it's on the product side or the go to market side, obviously being mindful of those long term margin aspirations you called out.

Simon Edwards (49:22):

So I know that was a long answer, but maybe coming back to your original question, I think the takeaway is that we've shown our ability to get more efficient in the P and L sustainably, but our focus today remains on capturing an increasing share in what we see as a really attractive market.

Robert Simmons (49:41):

Great. I think I'll turn it back over to Brian.

Brian Murphy (49:43):

Yeah, no, that's great. Thanks so much, Robert, hopefully everyone tuning in found that useful.

Brian Murphy (49:48):

Two questions from the field, one sort of product oriented and one big picture, I think on the product side, a question came in about Salesforce and whether they're going to be OEM, ServiceMax for their field service product, perhaps Simon, if you want to take that.

Simon Edwards (50:05):

Yeah. I think, I point to my earlier comments here, so they're not OEMing. We own the customer relationship. We sell directly to the end customer. We partner with Salesforce to identify and execute on those opportunities, but it's really important, for all the reasons Neil highlighted, for us to make sure that we're front and center, the customer knows they're buying a ServiceMax product and they know they're getting the seal of quality that comes with that as well.

Brian Murphy (50:29):

Okay, great. And then, and big picture; given where we are in the process makes sense. Question is asked, why Neil and the board pursued a SPAC process as opposed to the traditional IPO route?

Neil Barua (50:42):

Yeah, I'll start. First of all, as you guys hopefully have been listening, the energy, the time to have prominence in this industry to lead, continue to lead technology innovation, getting ourselves public was important for Simon, myself and the leadership team since day one, right? Because it continues at acceleration and longevity of the company that our customers are really looking forward to given the trust that they have in us. So, getting public has been a real... it's a bit of motivation since probably day three of when I joined and when Simon joined. And so when we saw an opportunity, given what the teams accomplished in such a short period of time, given those secular tailwinds, we felt earlier this year, times now, let's go, right? And we decided that the SPAC process would be the most efficient way to do that.

Neil Barua (51:33):

And so we chose to go to on this path, but I leave the intricacies of getting us public to the people that are smarter and more capable than me. What I said to my partners is; get us on the ice because once we're on the ice, this thing really is going to hum with the momentum, the energy of the company with the people really fired up behind it, getting equity, getting motivation around it. It's a big deal with where we are, Brian, right now. And the whoever asked this question, where we are in the journey of this company and you just got to get us on the size, because this company's going to hum. And we're going to do our best playing the game to serve these customers really well. So hopefully that answers question. Simon I'll, shift it to you if you want to add anything yourself.

Simon Edwards (52:18):

Yeah. I think the thing I'd add, I agree with having Neil said. And the last point is, we saw a huge amount of traction from our base of customers last year during COVID, as they looked to really build more resilient revenue streams around service. And so there's been no time like the present for us to really position ServiceMax, to help define for the industry what does field service transformation look like? And the stage that being public provides in order to do that is great, and so we'll continue to be the thought leader in this space and achieve that anyway we can.

Brian Murphy (52:56):

Terrific. That's great. Thanks. Before we wrap, I'll give Lindsay the last word Lindsay, maybe you can share with the folks who've joined us today, sort of where we are from a timeline mechanics perspective. I think that that would be helpful.

Lindsay Sharma (53:08):

Sure Brian.

Lindsay Sharma (53:10):

We're in the process right now of finalizing our registration statement with the SCC. We anticipate then setting a date for this shareholder vote and closing the transaction in early to mid-December. And then in the meantime, Neil, Simon and the team continue to remain heads down, focused on executing. And hopefully you gathered from this entire conversation, we're all excited about the opportunity here in the company.

Brian Murphy (53:34):

Well, that's great. Thanks very much. And I guess I'll close by saying thank you to everybody for joining. Hopefully you found it useful. I know how busy everybody is right now, but we really appreciate the opportunity to share the story and please feel free to reach out to myself at ICR, Robert at DA Davidson, if you have any follow up questions, happy to help, however we can. But thanks so much.

Robert Simmons (53:55):

Thank you.

Simon Edwards (53:55):

Thank you.

PART 4 OF 4 ENDS [00:53:56]

About ServiceMax

ServiceMax’s mission is to help customers keep the world running with asset-centric field service management software. As a recognized leader in this space, ServiceMax’s mobile apps and cloud-based software provide a complete view of assets to field service teams. By optimizing field service operations, customers across all industries can better manage the complexities of service, support faster growth and run more profitable, outcome-centric businesses. For more information, visit www.servicemax.com.

On July 15, 2021, ServiceMax announced plans to merge with Pathfinder Acquisition Corporation, a publicly traded special purpose acquisition company co-sponsored by affiliates of HGGC and Industry Ventures (“Pathfinder”) to become a publicly traded company (the “Business Combination”). Consummation of the Business Combination is subject to customary closing conditions, including approval by Pathfinder’s shareholders.

Forward-Looking Statements

This communication contains forward-looking statements that are based on beliefs and assumptions and on information currently available to ServiceMax and Pathfinder. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including strategies or plans as they relate to the integration of LiquidFrameworks following the acquisition, business prospects for ServiceMax, the Business Combination or the consummation of the Business Combination itself, are also forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. ServiceMax and Pathfinder cannot assure you that the forward-looking statements in this communication will prove to be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including those included under the heading “Risk Factors” in the registration statement on Form S-4 filed by Pathfinder with the SEC and those included under the heading “Risk Factors” in the final prospectus filed by Pathfinder on February 18, 2021 relating to Pathfinder’s initial public offering and in its subsequent periodic reports and other filings with the SEC. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by Pathfinder, ServiceMax, their respective directors, officers or employees or any other person that Pathfinder and ServiceMax will achieve their objectives and plans in any specified time frame, or at all. The forward-looking statements in this communication represent the views of ServiceMax and Pathfinder as of the date of this communication. Subsequent events and developments may cause that view to change. However, while ServiceMax or Pathfinder may elect to update these forward-looking statements at some point in the future, there is no current intention to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of ServiceMax or Pathfinder as of any date subsequent to the date of this communication.

Important Additional Information Regarding the Transaction Will Be Filed with the SEC

In connection with the Business Combination, Pathfinder has filed a registration statement on Form S-4 with the SEC that includes a prospectus with respect to Pathfinder’s securities to be issued in connection with the Business Combination and a proxy statement with respect to the shareholder meeting of Pathfinder to vote on the Business Combination. Shareholders of Pathfinder and other interested persons are encouraged to read the preliminary proxy statement/prospectus as well as other documents to be filed with the SEC because these documents will contain important information about Pathfinder, ServiceMax and the Business Combination. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to shareholders of Pathfinder as of a record date to be established for voting on the Business Combination. Shareholders of Pathfinder will also be able to obtain a copy of the S-4, including the preliminary proxy statement/prospectus, and, once available, the definitive proxy statement/prospectus, and other documents filed with the SEC without charge, by directing a request to: Pathfinder Acquisition Corporation, 1950 University Avenue, Suite 350, Palo Alto, California 94303. The preliminary proxy statement/prospectus to be included in the registration statement, and once available, the definitive proxy statement/prospectus, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in the Solicitation

Pathfinder and ServiceMax and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the potential transaction described in this communication under the rules of the SEC. Information about the directors and executive officers of Pathfinder and their ownership is set forth in Pathfinder’s filings with the SEC, including the final prospectus filed by Pathfinder on February 18, 2021 relating to Pathfinder’s initial public offering and in its subsequent periodic reports and other filings with the SEC. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the Pathfinder shareholders in connection with the potential transaction can be found in the registration statement containing the preliminary proxy statement/prospectus filed with the SEC. These documents are available free of charge at the SEC’s website at www.sec.gov or by directing a request to: Pathfinder Acquisition Corporation, 1950 University Avenue, Suite 350, Palo Alto, California 94303.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and does not constitute an offer to sell or a solicitation of an offer to buy any securities of Pathfinder or ServiceMax, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Media Contact

Nicole Guzzo

Nicole.Guzzo@servicemax.com